SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
 Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001 -43
Board of Trade NIRE: 53.3.0000622-9

Minutes of the Board of Directors Meeting
held on March 29th, 2005

Date and time:

March 29th, 2005, at 12 pm.

 Place:

In the city of Rio de Janeiro, Rio de Janeiro state, at Av. Presidente Wilson 231, 26th floor (partial).

Summons:

The calling was made as an urgent call, as provided in Article 27 sole paragraph of the Bylaws of Brasil Telecom S.A. ("BT" or "Company"), upon a written notice signed by the Chairman of the Board of Directors, Mr. Eduardo Seabra Fagundes, on March 21st, 2005.

Attendance:

Attended by the following members of the Company's Board of Directors: Eduardo Seabra Fagundes, Eduardo Cintra Santos, Daniela Maluf Pfeiffer, Francisco Ribeiro de Magalhães Filho, Maria Amália Delfim de Melo Coutrim, Ricardo Wiering de Barros and Rodrigo Bhering Andrade. Attended also by the following members of BT's Audit Committee: Luiz Otavio Nunes West and Jorge Michel Lepeltier. Attended, still, by the Independent Auditors' representative, KPMG: Manuel Fernandes R. de Sousa.

Officers of the meeting:

Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Agenda:

1.	Updating of the feasibility study on receivables of tax credits deferred to meet CVM instruction No. 371 of Jun/27/2002;

2.
State the opinion, according to Law 6.404/76, article 142, on the Management Report and Managing Board Accounts, Financial Statements, Allocation of Income, Distribution of Dividends of BT, related to the Fiscal Year of 2004;

3.
Discuss the proposal submitted by BT's Managing Board as regards capital increase, issuing of new shares, as a result of the premium earned in the Fiscal Year of 2004, paid by BT for the purchase of CRT, according to the practice usually adopted by the Company on previous fiscal years;

4.
State the opinion on the aggregate annual amount of BT managers compensation to be submitted to the shareholders meeting, and which demonstrates the amounts approved for the Fiscal Year of 2004, including monetary adjustment;

5.
Discuss on calling a BT' Shareholders Meeting and a BT' Special Shareholders Meeting in order to, during the Shareholders Meeting, discuss on the issues provided for in Law 6.404/76 article 132; and, during the Special Shareholders Meeting, (i) subject to article 15 of the Company's Bylaws, determine an aggregate compensation for the members of the Board of Directors and for the members of the Managing Board, and the individual compensation for the members of the Audit Committee, and (ii) change the wording contained in article 5 of the Company's Bylaws, in such a way to include the new capital stock of the Company, in case the provisions contained in item 3 above are approved;

6.	Re-ratify the text on the supplemental resolution related to Interests on Capital Equity - - JsCP for the Fiscal Year of 2004, not changing the amount;

7.	Discuss the proposal submitted by BT's Managing Board on the limit for the Interests on Capital Equity statement for the fiscal year of 2005;

8.
Discuss the extension of the working scope for Independent Auditors, so they shall be able to adopt special and specific procedures, in order to meet, particularly, Sarbannes-Oxley demands, to which compliance with the Company is subject;

9.	Discuss the (i) business plan for BT and its affiliates' three years period of 2005/2007; and (ii) budget for BT and its affiliates' fiscal year of 2005;

10.	Submission of the Company's results for the last quarter of 2004;

11.	Ratify the final conditions to the Employment Collective Agreement 2004/2005;

12.	Ratify the verification of goods by the Company to its subsidiary BrT Serviços de Internet S.A., carried out in order to meet the standards of the regulating agency;

13.
Discuss BT's Managing Board proposal to the (i) disposal of IT equipment pertaining to BT's fixed assets, at book residual values of R$ 2.6 million, and (ii) donation of several goods pertaining to its assets, at book residual value of R$ 25.2 thousand; and

14.	Acknowledge, as resolved on the Board of Directors' Meeting, held on March 18th, 2004, the disposal of goods pertaining to BT's assets, which aggregate value is lower than R$ Two (2) million.

Resolutions:

Opening the meeting, the Chairman of the Board of Directors registered the receipt, by the members of such Board, of the Voting Instruction addressed to the members elected by appointment of Invitel S.A. (“Invitel”), by reason of Invitel's Prior Meeting, held on this date, at 7:00 a.m., inclusively for the purposes of Law 6.404/76, Article 118, paragraphs 8 and 9, and the copy of which was filed at BT headquarters.

The Members of the Board who attended the meeting resolved that the minutes herein shall be written on a summarized form.

(1) Item 1 of the Agenda - The Chairman offered the floor to BT's Managing Board, which presented the updating of the feasibility study on receivables of tax credits deferred to meet CVM instruction No. 371 of Jun/27/2002, which, after being discussed, was unanimously approved by the members present at the meeting.

(2) Item 2 of the Agenda – After a detailed presentation made by BT's Managing Board, the Members of the Board unanimously voted for the approval of the Management Report, Managing Board Accounts, Financial Statements, Proposal for Allocation of Income and the Proposal for Distribution of Dividends of BT, all related to the fiscal year ended on December 31, 2004, according to the proposals and materials presented before this r. Board. The Members of the Board recommended, also, the approval of the documents above mentioned in a Shareholders Meeting to be held on April 30, 2005.

(3) Item 3 of the Agenda - The Chairman read the proposal submitted by BT's Managing Board as regards capital increase, issuing of new shares, as a result of the premium earned in the Fiscal Year of 2004, paid by BT for the purchase of CRT, according to the practice usually adopted by the Company on previous fiscal years.

The proposal was then voted, the Board of Directors' Members decided, by unanimously voting, for the approval of the proposal presented by BT's Managing Board as regards the capital increase, with the issuing of new preferred shares, as a result of the premium paid by BT on the purchase of CRT.

The members of the Board expressly authorized the Management of the Company to take all the necessary actions to implement the capital increase herein approved, particularly, the calling of a special shareholders meeting in order to amend the wording of Article 5 of the Company's Bylaws to include the new BT's capital stock.

(4) Item 4 of the Agenda - After a brief presentation performed by the Associate Officer of Human Resources Operations for BT, Mr. Eléu Magno Baccon, the members of the Board, unanimously voted for the approval of the aggregate annual amount of BT managers compensation to be submitted to the shareholders meeting, and which includes the amounts approved for the fiscal year of 2004, including monetary adjustment.

(5) Item 5 of the Agenda - The Chairman read the proposal submitted by BT Managing Board on the calling of a Shareholders Meeting and a Special Shareholders Meeting.

The subject was discussed and then, the members present at the meeting, unanimously approved the proposal of BT's Managing Board for calling the Shareholders Meeting for BT' shareholders to, at this Shareholders Meeting, (1) check the managers accounts, review, discuss and vote the Financial Statements and the Management Report, as regards the fiscal year ended on December 31, 2004; (2) Discuss the Allocation of the Net Profit of the fiscal year and the Distribution of Dividends: (3) Elect the members and the alternate members of the Board of Directors; (4) Elect the members and the alternate members of the Audit Committee; and on the Special Shareholders Meeting, (1) subject to the provisions in Article 15 of the Company's Bylaws, establish the aggregate compensation for the members of the Board of Directors for the members of the Managing Board, as well as the compensation for each member of the Audit Committee; (2) Amend the wording of article 5 of the Company's Bylaws.

The Company's Management is authorized to take all actions required to effect the calling of the Shareholders Meeting and of the Special Shareholders Meeting, subject to the foregoing terms approved.

(6) Item 6 of the Agenda - The members of the Board approved the re-ratification of the text of the deliberation on the supplemental distribution of Interests on Capital Equity - JsCP, for the fiscal year of 2004, not changing the amount, approved by RCA held on Dec.21.04, in order to make clear that the correct wording intends to “approve the Proposal made by BT's Managing Board for the statement, supplemental distribution and payment of interests on capital equity, adding it to the dividends related to the fiscal year of 2004, according to the laws in force”.

(7) Item 7 of the Agenda - The Chairman offered the floor to BT's Managing Board for the presentation of the proposal on the limit for the statement of Income on Capital Equity related to the fiscal year of 2005.

After the provision of all explanations requested by the members of the Board of Directors on such item of the Agenda, the subject was voted by the members of BT's Board and the terms and conditions contained on the proposal presented by BT's Managing Board on the limit for the statement of Interests on the Capital Equity for the fiscal year of 2005 was unanimously approved.

(8) Item 8 of the Agenda - The Chairman of the Board read the proposal of BT's Managing Board requesting the extension of the working scope of KPMG Independent Auditors, to include the hiring of special services that are required to meet the North-American law demands of Sarbannes-Oxley, to which compliance with the company is subject.

After rendering of the information required by the Company's Management, the subject was discussed and voted by the members of the Board present, and the proposal submitted by BT's Managing Board to extend the working scope of KPMG Independent Auditors, including special and specific services required to meet the North American law demands of Sarbannes-Oxley, to which compliance with the Company is subject, excepted for the services related to the “Due-Diligence of Acquisition – review of data room and IT structure, interaction with other auditors, assistance related with acquisition/selling of companies)” was unanimously approved.

(9) Item 9 of the Agenda – The Members of the Board of Directors also agreed that this subject be removed from the agenda, determining the date of Apr.06.05 at 3:00 p.m. for holding a new meeting of this Board in order to discuss such subject.

(10) Item 10 of the Agenda - BT's Managing Board presented the Company's results for the last quarter of 2004. All questions presented by the members of the Board were duly answered by the Company’s Management.

(11) Item 11 of the Agenda - The Chairman of the Board offered the floor to the Associate Director of Human Resources Operations for the Company, who presented the final conditions of the employment collective agreement 2004/2005. The subject was voted by the members of the Board of Directors present, who unanimously decided to ratify the final conditions of the employment collective agreement of 2004/2005 of the Company.

(12) Item 12 of the Agenda – The Managing Board of the Company provided all the explanations required as regards the verification of goods by the Company to its subsidiary BrT Serviços de Internet S.A., carried out for the purpose of adjusting to the standards of the regulating agency.

Then, the subject was voted by the members of the Board of Directors who decided by unanimously approval to ratify the actions taken by BT's Management for the verification of the goods by the Company to its subsidiary BrT Serviços de Internet S.A., carried out with the purpose of adjusting to the standards of the regulating agency, subject to the terms and conditions presented on the proposal herein.

(13) Item 13 of the Agenda - BT's Managing Board presented a proposal on the (i) disposal of goods pertaining to the fixed assets and (ii) donation of goods by the Company. The subject was discussed, and the members of the Board who were present decided to unanimously approve the proposal of the Managing Board of the Company on the (i) disposal of IT equipment pertaining to the fixed assets of BT, at the book residual value of R$ 2.6 million, and (ii) donation of several goods pertaining to its assets, at the book residual value of R$ 25.2 thousand.

(14) Item 14 of the Agenda - Considering the provisions of the Meeting of the Company's Board of Directors, held on March 18, 2004, the Chairman of the Board offered the floor to the BT's Managing Board, to provide information on the disposal of goods pertaining to BT's assets, which aggregate value is lower than R$ Two (2) million. At the end, the Members of the Board thank for the information provided for such item of the Agenda.

All proposals, studies and/or documents presented during such meeting were signed by the Chairman and by the Secretary, initialed by the members of the Board who attended the meeting and filed at the Company's headquarters.

Closing:

Nothing further to be discussed, the meeting was closed and the Minutes were written, and after being read and approved such minutes were signed by the members of the Board who attended the meeting.

I hereby certify that this is a true and faithful copy of the minutes written on the proper book.

Rio de Janeiro, March 29th, 2005.

Eduardo Seabra Fagundes Chairman of the Meeting	João Eduardo de Villemor Amaral Ayres. Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer